Investors Capital Holdings, Ltd.
230 Broadway
Lynnfield, MA 01940

April 1, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-6010

Re:	Investors Capital Holdings, Ltd.
Registration Statement on Form S-3
File No. 333-172551

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Investors Capital Holdings, Ltd. (the “Registrant”) respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 p.m. EDT on April 1, 2011, or as soon thereafter as possible.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.  The Registrant also acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please inform our outside counsel Troy M. Calkins, at (312) 569-1150, when the Registration Statement is declared effective.

Very truly yours,

Investors Capital Holdings, Ltd.

By:	/s/ Douglas C. Leonard
Name:	Douglas C. Leonard
Title:	Corporate Counsel